EXHIBIT 99.1

CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2010 and 2009

(Expressed in U.S. dollars)

Management Report

The consolidated financial statements, the notes thereto and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the management of Loncor Resources Inc. (the “Company”).  The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements.  The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgments of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal controls.  These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable information is produced.  These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility.  The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control.  The Audit Committee, which is composed of non-executive directors, meets with management as needed as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements.  The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review reporting issues.

The consolidated financial statements for the year ended December 31, 2010 have been audited by BDO Canada LLP, Chartered Accountants and Licensed Public Accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

(Signed) “Peter N. Cowley”	(Signed) “Donat K. Madilo”
Peter N. Cowley, President	Donat K. Madilo, CFO

 April 26, 2011

Independent Auditor’s Report

To the Shareholders of Loncor Resources Inc.:

We have audited the accompanying consolidated financial statements of Loncor Resources Inc., which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of operations and comprehensive loss, consolidated statements of shareholders’ equity and consolidated cash flow statements for the two year period ended December 31, 2010 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audit in accordance with Canadian generally accepted auditing standards and the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Loncor Resources Inc. as at December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ BDO Canada LLP

Chartered Accountants, Licensed Public Accountants
April 26, 2011

LONCOR RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. dollars)

As at	December 31, 2010	December 31, 2009

ASSETS
Current
Cash	$10,449,774	$1,536,166
Advances receivable	17,132	2,798
Prepaid expenses	165,753	98,663
Due from related party (Note 8)	2,346	-
	10,635,005	1,637,627

Capital assets (Note 5)	548,700	27,651
Mineral properties (Note 4)	12,402,328	4,954,402
Intangible assets (Note 6)	1	1
	$23,586,034	$6,619,681
LIABILITIES
Current
Accounts payable	$408,962	$44,776
Accrued liabilities	73,864	47,575
Due to related parties (Note 8)	118,765	510,867
Notes payable (Note 7)	-	2,403,508
	601,591	3,006,726

Employee retention (Note 9)	210,036	-
Future income taxes (Note 13)	337,747	422,694
	1,149,374	3,429,420
Commitments (Note 11)

SHAREHOLDERS’ EQUITY

Share capital (Note 10(b))	40,635,959	20,341,246
Contributed surplus	2,722,678	591,558
Deficit	(20,921,977)	(17,742,543)
	22,436,660	3,190,261
	$23,586,034	$6,619,681
APPROVED BY THE BOARD

(signed) “Peter N. Cowley”	(signed) “Arnold T. Kondrat”
Peter N. Cowley, Director	Arnold T. Kondrat, Director

The accompanying notes are an integral part of these financial statements.

LONCOR RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

	2010	2009

Revenue
Royalties	$-	$1,129
Expenses
Professional fees	238,356	227,026
Consulting fees (Note 10(d))	389,679	99,446
Travel	115,517	2,959
Office and sundry	78,023	12,946
Shareholder relations and promotion	39,002	31,478
Interest and bank charges	1,231	145,460
Management fees (Note 8)	194,338	189,731
Salaries	585,543	49,275
Stock based compensation (Note 10(d))	1,004,983	197,654
Depreciation and amortization	851	6,680
Impairment loss (Note 4)	957,318	-
Foreign exchange (gain) loss	(307,662)	48,863
	3,297,179	1,011,518
Net Loss from Operations	(3,297,179)	(1,010,389)
Loss on sale of trademarks and inventory	-	(4,138)
Interest income	32,798	3,636
Net Loss Pre-Tax	(3,264,381)	(1,010,891)
Income tax (recovery)	84,947	-
Net Loss and Comprehensive Loss for the year	$(3,179,434)	$(1,010,891)
Net loss per share (basic and diluted) (Note 10(e))	$(0.08)	$(0.04)

The accompanying notes are an integral part of these financial statements.

LONCOR RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

	2010	2009
Cash Provided by (Used for)
Operations
Net loss for the year	$(3,179,434)	$(1,010,891)
Depreciation and amortization	851	6,680
Stock based compensation (Note 10(d))	1,004,983	197,654
Stock based compensation – consulting (Note 10(d))	239,843	77,955
Impairment loss	957,318	-
Recovery of tax	(84,947)	-
Retention allowance (Note 9)	210,036	-
Loss on disposition of trademarks and inventory	-	4,138
Net change in working capital items other than cash:		-
Accrued interest on notes payable	-	144,466
Advances receivable	(14,334)	(2,798)
Prepaid expenses	(67,090)	(95,481)
Due from related parties	83,692	27,980
Accounts payable	364,186	(365,203)
Accrued liabilities	26,289	14,735
	(458,607)	(1,000,765)
Financing activities
Due to related parties	(478,140)	(160,544)
Issue of common shares	20,720,403	2,024,160
Repayment of notes payable	(2,403,508)	-
	17,838,755	1,863,616
Investing activities
Sale of trademarks	-	50,000
Purchase of capital assets	(647,553)	(29,781)
Exploration expenditures	(7,818,987)	(953,349)
	(8,466,540)	(933,130)
Net increase (decrease) in cash during the year	8,913,608	(70,279)

Cash, beginning of the year	1,536,166	1,606,445

Cash, end of the year	$10,449,774	$1,536,166

Supplementary information
Interest paid	$-	$17,674
Non-cash transactions
Stock based compensation included in mineral properties	$460,604	$40,749
Amortization included in mineral properties	$125,653	$2,361

The accompanying notes are an integral part of these financial statements.

LONCOR RESOURCES INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

	Number of Shares	Share Capital Amount (Note 10)	Contributed Surplus	Deficit

December 31, 2008	27,753,247	$18,317,086	$275,200	$(16,731,652)
Stock based compensation	-	-	316,358	-
Issued share capital	3,000,000	2,024,160	-	-
Net loss and comprehensive loss for the year	-	-	-	(1,010,891)

December 31, 2009	30,753,247	$20,341,246	$591,558	$(17,742,543)
Issued share capital (Note 10(b))	14,166,500	18,443,418	-	-
Share issue costs (Notes 8 and 10(b))	-	(1,743,289)	-	-
Warrant exercises (Note 10(c))	2,497,998	3,462,577
Stock based compensation (Note 10(d))	-	-	2,131,120	-
Compensation option exercise (Notes 10(b) and (c))	-	132,007	-	-
Net loss and comprehensive loss for the year	-	-	-	(3,179,434)
December 31, 2010	47,417,745	$40,635,959	$2,722,678	$(20,921,977)

The accompanying notes are an integral part of these financial statements.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

1. NATURE OF BUSINESS AND BUSINESS RISK

Loncor Resources Inc. (the "Company") is a corporation governed by the Ontario Business Corporations Act. The Company changed its name from Nevada Bob’s International Inc. on November 28, 2008 upon completion of the acquisition by the Company of Loncor Resources Inc. (referred to herein as “Old Loncor”). The principal business of the Company is the acquisition and exploration of mineral properties. The recoverability of amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production, or, alternatively, upon the Company's ability to recover its spent costs through a disposition of its interests, all of which are uncertain. Prior to the acquisition of Old Loncor, the Company was involved in the business of licensing the right to use (a) the Nevada Bob’s trademarks in connection with operating retail golf stores internationally, excluding the United Kingdom, Europe, Canada and the United States, and (b) certain other golf-related, non-Nevada Bob’s trademarks internationally, including the United Kingdom, Europe, Canada and the United States.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a going concern, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has not generated revenues from operations. The Company incurred a net loss of $3,179,434 during the year ended December 31, 2010 and, as of that date, the Company’s deficit was $20,921,977.  However, the Company has sufficient cash resources to meet its obligations for at least twelve months from the end of the reporting period. The Company is in the exploration stage and is dependent on its ability to successfully raise additional financing for development of the mineral properties. Although the Company has been successful in the past in obtaining financing and subsequently raised financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

2. BASIS OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary in the Democratic Republic of the Congo (the “Congo”), Loncor Resources Congo Sprl (“Loncor Congo”), and its wholly-owned U.S. subsidiary, Nevada Bob’s Franchising Inc.  Nevada Bob’s Franchising Inc. was incorporated under the laws of the State of Delaware, USA on July 31, 2002 and subsequently merged with Nevada Bob’s Franchising LLC, a limited liability company also wholly-owned by the Company.  Nevada Bob’s Franchising LLC, formerly Nbobs.com USA LLC, was incorporated on July 6, 2000 and changed its name on August 13, 2000.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

3. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of any revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the valuation of stock-based compensation as well as the valuation and potential impairment of the mineral properties, trademarks, rights and licenses and useful lives of capital assets also used to compute depreciation and amortization.  Actual results could differ from those estimates.

Cash and cash equivalents

Cash is cash and term deposits with maturities of less than 90 days from the date of purchase.

Mineral properties

Costs relating to the acquisition, exploration and development of non-producing resource properties are capitalized until such time as either economically recoverable reserves are established, the properties are sold or abandoned, or the value of the particular property is impaired. The excess of these costs over estimated recoveries is charged to operations. The ultimate recovery of these costs depends on the discovery and development of economic reserves or the sale of the mineral rights. The amounts shown for non-producing resource properties do not necessarily reflect present or future values. In addition, the Company’s exploration opportunities in the Congo may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities in this country or may result in the impairment or loss of part or all of the Company's interest in the properties.

Capital assets

Capital assets of the Company are recorded at cost less accumulated depreciation. Depreciation is recorded as follows:

Field camps	- straight line over 4 years
Field equipment	- straight line over 4 years
Office furniture and fixtures	- straight line over 5 years
Office equipment	- straight line over 4 years
Vehicles	-straight line over 4 years
Communication equipment	-straight line over 4 years

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

Foreign currency translation

These consolidated financial statements are presented in the functional currency of the Company, United States dollars (“U.S. dollars”). The Company’s Canadian operations are integrated operations and are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues (if any) and expense items are translated at average rates of exchange in effect during the period, except for amortization which is translated at its corresponding historical rate.  Exchange gains and losses are included in the consolidated statements of operations and comprehensive loss.

Stock-based compensation

The Company has a stock option plan, which is described in Note 10(d).  The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the weighted average fair value of options granted is recorded as compensation expense in the consolidated financial statements.  Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received.  Compensation expense on stock options granted is recognized and amortized over the vesting period, with the offset being credited to contributed surplus.  Any consideration paid for shares purchased under the stock option plan is credited to share capital.

Income taxes

The Company follows the liability method of accounting for income taxes.  Under this method, future income taxes are recognized based on the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax basis, using the substantially enacted income tax rates for the year in which the differences are expected to reverse.  Valuation allowances are established when necessary to reduce future income tax assets to amounts expected to be realized.

Revenue recognition

The Company recognizes royalty revenue from licensees based on their reported monthly gross sales.  Fees received on the transfer of licenses are recognized as revenue when received.  Interest income is recognized on an accrued basis.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

Asset impairment

The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long lived assets.  If required, the Company would assess recoverability using estimated undiscounted future operating cash flows.  If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.  As at December 31, 2010, the Company decided to allow its exploration permits related to the Bas Congo project to lapse. No further work will be undertaken on this project. As a result, an amount of $957,318 representing deferred exploration expenditures with respect to the Bas Congo project was written off. No impairment losses were warranted or recorded for the year ended December 31, 2009.

Financial instruments

Held-for-trading financial instruments which include cash and cash equivalents are initially measured at fair value and changes in fair value are recognized in net loss for the year.

Loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Gains or losses resulting from revaluation and impairment write-downs are recognized in the statement of operations and comprehensive loss for the year. Prepaid expenses and advances receivable are classified as loans and receivables while accounts payable, accrued liabilities, notes payable and due from/to related parties are classified as other financial liabilities.

The balance sheet carrying amounts for cash, prepaid expenses, advances receivable, accounts payable, accrued liabilities, notes payable and due from/to related parties approximate fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Variable interest entities

Variable interest entities (VIE) are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIE’s expected losses or expected residual returns. The Company does not currently have any VIE.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

Future accounting standards changes

International Financial Reporting Standards

In February 2008, the Accounting Standards Board (“AcSB”) of the Canadian Institute of Chartered Accountants (“CICA”) confirmed that Canadian GAAP for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective in the calendar year 2011.  The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011.  IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures.

The AcSB has confirmed January 1, 2011 as the date that IFRS will replace Canadian GAAP for publicly accountable enterprises.  As a result, the Company will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS.  Adoption of IFRS in place of Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact the reported financial position and results of operations.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

4.  MINERAL PROPERTIES

The Company is engaged in the exploration of gold and platinum properties.  The Company’s main exploration focus is in the North Kivu and Orientale provinces of the Congo where the Company holds or controls rights under 68 exploration permits (“PR”), directly through a wholly-owned Congo subsidiary, Loncor Resources Congo SPRL, or under option arrangements with the holders of the PRs.

As at December 31, 2010, the Company incurred deferred exploration expenditures and mineral property costs of $ 12,402,328 as follows:

Mineral properties

	Year ended December 31, 2010	Year ended December 31, 2009	Cumulative from November 28, 2008 to December 31, 2010

Exploration Cost:
Field camps - houses	$843,661	$73,929	$917,590
Helicopter expenses	1,182,004	-	1,182,004
Geochemistry	377,373	22,846	400,219
Geology	89,005	39,119	138,624
Geophysics	565	-	565
Drilling	841,061	-	841,061
Consulting fees	213,923	151,700	370,623
Professional fees	29,380	45,200	74,580
Shareholder relations and promotion	307,513	22,839	330,352
Travel	530,732	253,244	784,666
Office and sundry	586,826	57,350	644,176
Amortization of plant and equipment	125,653	2,361	128,122
Salaries	2,362,669	251,939	2,619,608
Stock based compensation (Note 10(d))	460,604	40,749	501,353
Interest and bank charges	77,556	16,680	95,223
Recruitment and training	5,130	-	5,130
Vehicles	197,890	-	197,890
Guest houses	12,208	15,624	27,832
Security	161,491	2,879	164,370
Impairment loss	(957,318)	-	(957,318)
Mineral properties acquired	-	-	3,935,658

Total expenditure	$7,447,926	$996,459	$12,402,328

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

5. CAPITAL ASSETS

As at December 31, 2010
	Cost	Accumulated Depreciation	Net Book Value
Field camps	$237,300	$46,742	$190,558
Field equipment	34,554	5,781	28,773
Communication equipment	41,393	7,831	33,562
Office furniture and fixtures	96,525	91,835	4,690
Office equipment	83,315	14,409	68,906
Vehicles	275,967	53,756	222,211
	$769,054	$220,354	$548,700

As at December 31, 2009
	Cost	Accumulated Depreciation	Net Book Value
Field camps	$19,100	$1,194	$17,906
Field equipment	2,878	180	2,698
Office furniture and fixtures	92,268	91,224	1,044
Office equipment	7,255	1,252	6,003
	$121,501	$93,850	$27,651

During the year ended December 31, 2009, the Company removed from its accounting records assets with a total cost of $133,081 that were fully depreciated and no longer in use. The classes of assets affected included office equipment and leasehold improvements.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

6. INTANGIBLE ASSETS

In April 2009, the Company received $50,000 for the sale of the majority of its remaining trademarks, licenses and rights. Based on management’s assessment, the Company’s remaining trademarks have been valued at $1 as their fair market value is nominal.

As at December 31, 2010

	Cost	Accumulated Amortization	Net Book Value
Trademarks, licenses and rights	$1	$-	$1

As at December 31, 2009
	Cost	Accumulated Amortization	Net Book Value
Trademarks, licenses and rights	$1	$-	$1

7. NOTES PAYABLE

As at December 31, 2010, the Company has no outstanding promissory notes. The outstanding balance as of December 31, 2009 of $2,403,508 was paid in February 2010.

Face value of note as at	December 31 , 2010	December 31, 2009

Promissory note 1 (1)	$-	$1,333,659

Promissory note 2 (2)	-	835,701

Promissory note 3 (3)	-	234,148

Total	$-	$2,403,508

(1)	This note bore interest at a rate of 8% per annum and was due on demand after December 31, 2009.
(2)	This note bore interest at a rate of 6% per annum and was due on demand after December 31, 2009.
(3)	This note bore interest at a rate of 8% per annum and was due on demand after December 31, 2009.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

8. RELATED PARTY TRANSACTIONS

In addition to the related party transactions and balances disclosed elsewhere in these consolidated financial statements, the following related party information is provided:

During the year ended December 31, 2010, the Company paid to two directors and officers of the Company an amount of $189,731 which was outstanding as of December 31, 2009 with respect to previously accrued management fees. As at December 31, 2010, the balance outstanding of unpaid management fees payable by the Company to such directors and officers was $nil (December 31, 2009 - $478,140).

In addition as at December 31, 2010, an amount of $118,765 was due to related companies (December 31, 2009 - $32,727 due to related companies) with common directors. As at December 31, 2010, an amount of $2,346 (December 31, 2009 - $nil) was due from a related company with common directors.

During the year ended December 31, 2010, management fees of $194,338 were paid to three directors of the Company.

In addition, during the year ended December 31, 2010, bonuses of $383,142 were paid to three directors and officers of the Company in relation to the Company’s February 2010 financings.

All amounts due to and from related parties are unsecured, non-interest bearing and are repayable on demand. All related party transactions occurred in the normal course of business and are measured at the exchange value, which is the amount of compensation established and agreed to by the related parties.

9. EMPLOYEE RETENTION

Effective December 31, 2010, the Board of Directors approved an incentive employee retention plan under which an amount equal to one month salary per year of service with the Company and/or related company is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company and/or a related company). To qualify for this retention allowance, an employee must complete two years of service with the Company and/or a related company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless there is a termination due to misconduct, in which case the retention allowance is forfeited. As at December 31, 2010, the Company had accrued a liability of $210,036 (2009 - $nil) with respect to the employee retention plan.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

10. CAPITAL STOCK

Share Capital

(a)	Authorized Share Capital

The authorized share capital of the Company consists of an unlimited number of preference shares, issuable in series, and an unlimited number of common shares.

(b)	Issued Share Capital – Common Shares

In December 2010, the Company completed a non-brokered private placement by issuing 2,000,000 units of the Company at a price of Cdn$1.95 per unit for aggregate gross proceeds of Cdn$3,900,000. Each unit was comprised of one common share of the Company and one-half of one common share purchase warrant of the Company. Each full warrant is exercisable into one additional common share of the Company at a price of Cdn$2.30 for a period of two years.

In February 2010, the Company completed a brokered private placement involving the issuance by the Company of 8,166,500 units of the Company at a price of Cdn$1.25 per unit for aggregate gross proceeds of Cdn$10,208,125 (the "Brokered Placement"). Each such unit was comprised of one common share of the Company and one-half of one common share purchase warrant of the Company. Each full warrant is exercisable into one additional common share of the Company at a price of Cdn$1.45 until February 18, 2012. In November 2010, 400,000 warrants of the Company issued under the Brokered Placement were exercised which resulted in aggregate gross proceeds to the Company of Cdn$580,000.

GMP Securities L.P. as lead agent, together with CI Capital Markets Inc. and Salman Partners Inc., acted as the Company's agents in connection with the Brokered Placement. 489,990 compensation options were granted to the agents by the Company as part of the agents’ consideration for their services under the Brokered Placement (such number of compensation options is equal to 6% of the number of units sold under the Brokered Placement). Each such compensation option entitles the holder to purchase one unit of the Company (an "Agents' Unit") at a price of Cdn$1.35 until February 18, 2012. The Agents' Units have the same terms as the units issued under the Brokered Placement except that the warrants comprising part of the Agents' Units are non-transferable (see Note 10 (d)). As of December 31, 2010, 97,998 of these options had been exercised resulting in the issuance of 97,998 common shares of the Company and 48,999 common share purchase warrants of the Company.

The Company also completed in February 2010, a non-brokered private placement involving the issuance by the Company to Newmont Mining Corporation of Canada Limited of 4,000,000 units of the Company at a price of Cdn$1.25 per unit for aggregate gross proceeds of Cdn$5,000,000 (the "Non-Brokered Placement"). The units issued under the Non-Brokered Placement have the same terms as the units issued under the Brokered Placement. In December 2010, the 2,000,000 warrants of the Company issued under the Non-Brokered Placement were exercised which resulted in aggregate gross proceeds to the Company of Cdn$2,900,000.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

10. CAPITAL STOCK (continued)

(b)	Issued Share Capital – Common Shares (continued)

In September 2009, the Company closed a non-brokered private placement of 3,000,000 common shares at a price of Cdn$0.75 per share for proceeds to the Company of Cdn$2,250,000 ($2,061,000) reduced by share issue costs of $36,840.

(c)	Warrants

At December 31, 2010, the Company had outstanding 4,683,250 (December 31, 2009 – nil) common share purchase warrants. There were no warrants forfeited or cancelled during the year ended December 31, 2010.

Date of Grant	Number Outstanding at December 31, 2009	Warrants Issued During the period	Warrants Exercised	Number Outstanding at December 31, 2010	Exercise Price (Cdn $)	Exercise Period (months)	Remaining Contractual Life (months)

02/18/10	-	4,083,250	400,000	3,683,250	$1.45	24	13.5
02/18/10	-	2,000,000	2,000,000	-	$1.45	24	-
12/16/10	-	1,000,000	-	1,000,000	$2.30	24	23.5
	-	7,083,250	2,400,000	4,683,250

In addition, the Company has outstanding 48,999 warrants which resulted from the exercise of compensation options (see Notes 10(b) and (d)) with an exercise price of Cdn$1.45 and expiring on February 18, 2012.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

10. CAPITAL STOCK (continued)

(d)       Stock option plan

The Company has a stock option plan under which options may be granted to any director, officer, employee, or consultant to the Company or to a subsidiary of the Company, enabling them to acquire common shares at or above the prevailing market price at the time of the grant under the plan. 25% of the options vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date, which was amended from previous vesting terms of one, two, three and four year anniversaries of the grant date. Under this plan, the Company is authorized to issue a total of 8,000,000 common shares (2009 – 6,000,000). Each option that is granted is exercisable during a period of not more than five years from the date of the grant of the option.

As at December 31, 2010, the Company had 3,465,000 (2009 – 2,635,000) stock options outstanding to acquire common shares at a weighted-average fair value of Cdn$0.98 per share (2009 – Cdn$0.98), expiring at dates between September 2014 and March 23, 2015. The weighted average of the remaining contractual life of outstanding stock options is 3.88 years (2009 – 4.77 years).

The following table summarizes information regarding stock options outstanding and exercisable at December 31, 2010:

			Options outstanding and exercisable
Date of Grant	Number Outstanding at December 31, 2009	Options Granted During the period	Options Forfeited	Number Outstanding at December 31, 2010	Options Exercisable at December 31, 2010	Exercise Price (Cdn $)	Expiry Date

09/30/09	1,885,000	-	50,000	1,835,000	917,500	$1.20	9/30/14
10/26/09	750,000	-	-	750,000	375,000	$1.00	10/26/14
03/11/10	-	895,000	75,000	820,000	205,000	$1.25	03/11/15
03/23/10	-	60,000	-	60,000	15,000	$1.25	03/23/15
	2,635,000	955,000	125,000	3,465,000	1,512,500

During 2010, the Company recognized in the statement of operations as an expense $1,004,983 (2009 - $197,654) representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company’s Stock Option Plan. In addition, an amount of $460,604 (2009 – $40,749) related to stock options issued to employees of the Company’s subsidiary in the Congo was capitalized to mineral properties. During the year ended December 31, 2010, $239,843 (2009 – $77,955) was recorded as a consulting expense with respect to stock options granted to a consultant. These amounts were credited accordingly to contributed surplus in the balance sheet.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

10. CAPITAL STOCK (continued)

(d)       Stock option plan (continued)

In addition, the Company has outstanding 391,992 compensation options with an exercise price of Cdn$1.35 and a fair value of Cdn$0.91 per share, expiring on February 18, 2012. During the year ended December 31, 2010, an amount of $425,690 representing the fair value at date of grant of these compensation options was recorded as a financing cost (see Note 10 (b)).

The Black-Scholes option-pricing model was used to estimate values of all stock options granted based on the following factors:

(i)	risk-free interest rate: 1.65% to 1.90%, which is based on the Bank of Canada Zero Coupon Bond Rate (2009: 1.89% - 1.90%)

(ii)	expected volatility: 156.38% to 156.56%, which is based on the Company’s and other junior mining companies’ historical stock prices (2009: 157.43% - 157.75%)

(iii)	expected life: 2-3 years (2009: - 3 years)

(iv)	expected dividends: $Nil (2009: - $Nil)

A summary of the status of the Company’s non-vested options as at December 31, 2010 and changes during the year is presented below:
Non-vested options	Number of Options	Weighted average grant date fair value (Cdn$)
Non-vested at December 31, 2009	2,635,000	$0.98
Granted	955,000	0.98
Vested	(1,512,500)	(0.98)
Forfeited	(125,000)	(1.01)
Non-vested at December 31, 2010	1,952,500	$0.99

As of December 31, 2010, there was Cdn$1,373,200 of unrecognized stock-based compensation cost related to 1,952,500 non-vested stock options.  The cost is expected to be recognized over a weighted average period of approximately 11.09 months.  The total intrinsic value of options exercised in 2010 and 2009 was $nil and $nil, respectively.  The aggregate intrinsic value of outstanding options was Cdn$583,890 and exercisable stock options was Cdn$272,603 at December 31, 2010 (December 31, 2009: $nil).  The total fair value of shares vested was Cdn $1,482,250 during the year ended December 31, 2010.  Cash received on exercise of stock options during the years ended December 31, 2010 and 2009 was $nil.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

10. CAPITAL STOCK (continued)

(e)       Loss per share

Basic loss per share is calculated based on the weighted average number of common shares outstanding of 41,557,829 for the year ended December 31, 2010 (2009 – 28,558,726). Diluted loss per share has not been presented since the exercise of stock options and warrants described in Notes 10(c) and 10(d) would be anti-dilutive. The number of outstanding options and warrants excluded from the diluted loss per share calculation for the years ending December 31, 2010 and 2009 were 3,465,000 and 2,635,000.

11. COMMITMENTS

Rent expense for the years ended December 31, 2010 and 2009 was $81,431 and $5,657, respectively.The Company's future minimum operating lease commitments for office premises as at December 31, 2010 are as follows:

2011	$238,420
$238,420

Included in commitments is $130,400 which relates to a minimum purchase obligation of helicopter services in the Congo.

12. SEGMENTED REPORTING

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. Geographic segmentation of capital assets and deferred exploration costs is as follows:

	December 31, 2010	December 31, 2009

Congo – mineral properties	$12,402,328	$4,954,402
Congo – capital assets	546,358	24,458
Canada – capital assets	2,342	3,193
Canada – intangible assets	1	1
	$12,951,029	$4,982,054

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

13. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying combined Canadian federal and provincial income tax rates for the loss before the tax provision due to the following:
	2010	2009

Statutory tax rate	31%	33%

Income tax recovery computed at combined rates	$(1,011,958)	$(333,594)
Difference between Canadian rates and rates applicable to subsidiary in the United States	25	(48)
Expired losses	782,918	171,954
Foreign exchange differences	(181,507)	(77,954)
Change in tax rate	43,643	61,722
Permanent difference relating to non-deductible expenses	349,798	60,728
Change in future tax rates	-	55,447
Change in valuation allowance	(67,866)	61,745
Income tax recovery	$(84,947)	$—

As at December 31, 2010, the Company has accumulated capital loss carryforwards, which may be used to reduce future taxable capital gains. Capital loss carryforwards amount to approximately $nil (2009 - $4,997,000).

The nature and tax effect of the temporary differences giving rise to the future income tax assets and liabilities at December 31, 2010 and 2009 are summarized as follows:
	2010	2009

Capital assets	$29,296	$	$ 27,488
Non-capital losses carried forward	1,233,044		894,316
US capital losses	-		782,918
Other	376,864		2,349
	1,639,204		1,707,071
Valuation allowance	(1,639,204)		(1,707,071)
Net future tax asset	$-		$-

	2010	2009

Mineral properties	$337,747	$422,694
Net future tax liability	$337,747	$422,694

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

13. INCOME TAXES (continued)

As at December 31, 2010, the Company has estimated non-capital losses for Canadian income tax purposes that may be carried forward to reduce taxable income derived in future years. A summary of these tax losses available in Canada is provided below. These tax losses will expire as follows:

2012	$726,000
2023	34,000
2024	112,000
2025	217,000
2026	342,000
2027	173,000
2028	261,000
2029	884,000
2030	679,000
$3,428,000

As at December 31, 2010, the Company has estimated non-capital losses for U.S. income tax purposes that may be carried forward to reduce taxable income derived in future years. A summary of these tax losses available in the U.S. is provided below. These tax losses will expire as follows:

2022	$102,000
2023	277,000
2024	236,000
2025	39,000
2026	158,000
2027	246,000
2028	8,500
2029	5,400
2030	1,200
$1,073,100

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Foreign exchange risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions is denominated in Canadian dollars. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of operations and comprehensive loss. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

The following table indicates the impact of foreign currency exchange risk on net working capital as at December 31, 2010. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against foreign currencies as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the same foreign currencies would have had the equal but opposite effect as at December 31, 2010.

Canadian dollars
Cash	1,682,245
Prepaids	27,636
Accounts payable	(116,415)
Total foreign currency net working capital	1,593,466
US$ exchange rate	1.0054
Total foreign currency net working capital in US$	$1,602,070
Impact of a 10% strengthening of the US$ on net loss	$160,207

Credit risk

Financial instruments which are potentially subject to credit risk for the Company consist of cash and cash equivalents. All cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. The majority of cash is held by Canadian financial institutions. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient cash to meet its liabilities when they are due. Temporary surplus funds of the Company are invested in cash equivalents. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

Mineral property risk

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets.

Currency risk

The Company is exposed to currency risk on its financial assets and liabilities denominated on other than United States.  The Company incurs a significant amount of its operating costs in Canadian dollars.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The carrying amount of financial assets represents the maximum credit exposure.  As at December 31, 2010 and 2009, the Company’s gross credit exposure is as follows:

	December 31, 2010	December 31, 2009

Cash	$10,449,774	$1,536,166
Advances receivable	17,132	2,798
Advances to related parties	2,346	-
	$10,469,252	$1,538,964

Fair value of financial instruments

The balance sheet carrying amounts for cash, prepaid expenses, advances receivable, accounts payable, accrued liabilities and due from/to to related parties approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

The fair value hierarchy established by CICA Section 3862 “Financial Instruments – Disclosures” establishes three levels to classify the inputs to valuation techniques used to measure fair value.

The fair value hierarchy is as follows:

Level 1 – Quoted (unadjusted) prices for identical assets or liabilities in active markets.

Level 2 – Inputs other than quoted prices included with Level 1 that are observable for the asset or liability, either directly or indirectly, including:

•	Quoted prices for similar assets/liabilities in active markets;
•	Quoted prices for identical or similar assets in non-active markets (few transactions, limited information, non-current prices, high variability over time);
•	Inputs other than quoted prices that are observable for the asset/liability (e.g. interest rates, yield curves, volatilities, default rates, etc.); and
•	Inputs that are derived principally from or corroborated by other observable market data.

Level 3 – Unobservable inputs that cannot be corroborated by observable market data.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company’s assets are measured as follows:

Cash and cash equivalents – The carrying value of cash approximates fair value as maturities are less than three months.

December 31, 2010	Fair Value Measurements at Reporting Date Using:
Assets:	Level 1	Level 2	Level 3
Cash	$10,449,774	—	—

15. CAPITAL DISCLOSURES

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the Company’s business development and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its share capital and cash as capital and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, raise new debt, and acquire or dispose of assets.

In order to maximize development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in high grade investment securities with varying terms to maturity, selected with regards to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended December 31, 2010.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

16. SUBSEQUENT EVENTS

On February 1, 2011, the Company announced that it had completed concurrent brokered and non-brokered private placement equity financings. Pursuant to a “bought deal” private placement financing conducted by GMP Securities L.P. as lead underwriter, together with Cormark Securities Inc. and Raymond James Ltd., the Company issued 8,500,000 common shares of the Company at a price of Cdn$2.35 per share, resulting in aggregate proceeds of Cdn$19,975,000 (the ”Brokered Placement”). The Company also issued, by way of non-brokered private placement, to Newmont Mining Corporation of Canada Limited, 1,700,000 common shares of the Company at a price of Cdn$2.35 per share for aggregate gross proceeds of Cdn$3,995,000.

In consideration for their services, the Company paid to the underwriters for the Brokered Placement, in aggregate, a cash fee of Cdn$1,198,500 (which is equal to 6% of the gross proceeds of the Brokered Placement), and granted to such underwriters, in aggregate, 510,000 broker warrants (which are equal to 6% of the number of common shares sold under the Brokered Placement). Each broker warrant entitles the holder to purchase one common share of the Company at a price of Cdn$2.35 for a period of two years from closing.

Since December 31, 2010, 1,560,000 stock options were granted by the Company to employees, officers, directors and consultants of the Company with exercise prices from Cdn$2.69 to Cdn$3.25 per share and expiry dates from January 28, 2014 to April 6, 2016.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

17.	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

The Company’s accounting policies do not differ materially from U.S. GAAP except for the following:

(a)	Mineral Properties

U.S. GAAP requires that deferred exploration expenditures pertaining to mineral properties with no proven reserves be reflected as an expense in the period incurred. In addition, the fair value increment on acquisition of the properties in 2008 of $1,408,979 would have been expensed and the future tax of $337,747 (2009-$422,694) would not have been recorded.

Under Canadian GAAP, costs are capitalized subsequent to establishing that a property has mineral resources which have the potential of being economically recoverable.

(b)	Fair Value of Warrants

ASC Subtopic 815-40 (formerly EITF No. 07-5, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock) defines when adjustment features within contracts are considered to be equity-indexed, in order to determine whether an instrument meets the definition of a derivative under ASC Topic 815 (formerly SFAS 133).  The Company has Cdn$ denominated warrants which are considered derivative instruments and are required to be measured at fair value.  There is no similar requirement under Canadian GAAP.

The Black-Scholes option-pricing model was used to estimate values of all warrants granted based on the following factors:

(i)	risk-free interest rate: 1.54% to 1.76%, which is based on the Bank of Canada Zero Coupon Bond Rate

(ii)	expected volatility: 134.02% to 156.56%, which is based on the Company’s historical stock prices

(iii)	expected life: 1-2 years

(iv)	expected dividends: $Nil

(c)	Recently issued United States Accounting Standards

In April 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-13 “Compensation – Stock compensation” (“ASU 2010-13”). This update addresses whether an employee stock option should be classified as a liability or as an equity instrument if the exercise price is denominated in the currency in which a substantial portion of the entity’s securities trades. That currency may differ from the entity’s functional currency and from the payroll currency of the employees receiving the option. This update provides amendments to ASC 718, “Compensation – Stock Compensation” to clarify that an employee share based payment award that has an exercise price denominated in the currency in the market in which a substantial portion of the entity’s equity shares trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity should not classify such an award as a liability if it otherwise qualifies as equity. ASU 2010-13 is effective for reporting periods beginning after December 15, 2010. The adoption of this accounting standard did not have a significant impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, “Fair Value Measurements and Disclosures” (“ASU 2010-06”). This update provides amendments to ASC Topic 820, “Fair Value Measurements and Disclosure” that requires new disclosure for transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements. The update also provides amendments that clarify existing disclosures surrounding levels of disaggregation and inputs and valuation techniques. ASU 2010-06 is effective for reporting periods beginning after December 15, 2009 with the exception of Level 3 activity fair value measurements which is effective for reporting periods beginning after December 15, 2010. The adoption of this standard did not have a significant impact on the Company’s financial position, results of operations or cash flows.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

17.	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (Continued)

(d)	The impact of the foregoing on the consolidated financial statements is as follows:

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31	2010	2009
Net loss for the year per Canadian GAAP	$(3,179,434)	$(1,010,891)
Mineral Properties (Note a)	(8,405,244)	(996,459)
Income tax recovery (Note a)	(84,947)	-
Fair value of Warrants (Note b)	(2,405,857)	-
Loss per U.S. GAAP	(14,075,482)	(2,007,350)
Total comprehensive loss per U.S. GAAP	$(14,075,482)	$(2,007,350)
Loss per share (basic and diluted)	$(0.34)	$(0.07)

Consolidated Balance Sheets

	December 31, 2010	December 31, 2009

Total assets per Canadian GAAP	$23,586,034	$6,619,681
Mineral Properties (Note a)	(12,402,328)	(4,954,402)

Total assets per U.S. GAAP	$11,183,706	$1,665,279

Total liabilities per Canadian GAAP	$1,149,374	$3,429,420
Future income taxes (Note a)	(337,747)	(422,694)
Fair value of Warrants (Note b)	6,006,322	-
Total liabilities per U.S. GAAP	$6,817,949	$3,006,726

Shareholders’ equity per Canadian GAAP	$22,436,660	$3,190,261
Mineral Properties (Note a)	(12,402,328)	(4,954,402)
Future income taxes (Note a)	337,747	422,694
Fair Value of Warrants (Note b)	(6,006,322)	-

Total shareholders’ equity per U.S. GAAP	$4,365,757	$(1,341,447)

Total liabilities and shareholders’ equity per U.S. GAAP	$11,183,706	$1,665,279

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

17. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (Continued)

Consolidated Statements of Cash Flows

For the year ended December 31,	2010	2009
Cash flow provided by (used in)

Operating activities per Canadian GAAP	$(458,607)	$(1,000,765)

Mineral Properties (Note a)	(7,818,987)	(953,349)

Operating activities per U.S. GAAP	(8,277,594)	(1,954,114)

Investing activities per Canadian GAAP	(8,466,540)	(933,130)
Mineral Properties (Note a)	7,818,987	953,349

Investing activities per U.S. GAAP	(647,553)	20,219

Financing activities per Canadian & U.S. GAAP	17,838,755	1,863,616

Net increase (decrease) in cash during the year	8,913,608	(70,279)

Cash, beginning of year	1,536,166	1,606,445

Cash, end of year	$10,449,774	$1,536,166

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

17. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (Continued)

(e)	Exploration Stage Company

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises.  As such, the following disclosure of the consolidated summarized statements of loss and deficit and cash flows since commencement of exploration activities are required under U.S. GAAP:

Consolidated summarized statement of loss and deficit – U.S. GAAP
For the period from commencement of exploration activities to December 31, 2010

Exploration expenses	$(11,950,667)
Reversal of fair value increment (Note a)	(1,408,979)
Reversal of future income taxes (Note a)	422,694
Fair Value of Warrants (Note b)	(2,405,857)
General and administrative expenses	(4,026,262)
Interest income	36,486
Net loss to December 31, 2010, being the
deficit accumulated during the exploration stage	$(19,332,585)

Consolidated summarized statement of cash flows – U.S. GAAP
For the period from the commencement of exploration activities to December 31, 2010

Cash flows used in operating activities	$(12,830,476)
Cash flows provided from investing activities	(651,919)
Cash flows provided by financing activities	23,932,169
Cash, December 31, 2010	$10,449,774

(f)	Income Statement

Under U.S. GAAP, interest and bank charges must be disclosed in the income statement as part of non-operating losses.

(g)	Income Taxes

The Company’s subsidiary in the Congo has no taxable income.  Under U.S. GAAP, exploration expenditures are deducted from income; and they will be deductible for tax purposes in future periods.  Based on the expected rate of 30%, the deferred tax assets related to the current year of approximately $2,521,000 and $299,000 for 2010 and 2009 respectively have been reduced to nil by a corresponding valuation allowance.

(h)	Fair Value Hierarchy

Under Canadian GAAP, the Company has categorized its assets and liabilities into the three-level fair value hierarchy in Note 14.  For US GAAP purposes, the Fair Value of Warrants (Note 17b) would be included the hierarchy as follows:

Fair Value Measurements at Reporting Date Using:

December 31, 2010 Liabilities:	Level 1	Level 2	Level 3
Warrants	—	—	$6,006,322

Liabilities included within level 3 of the fair value hierarchy presented in the preceding table include certain warrants. The valuation methodology for these liabilities within level 3 uses a combination of observable and unobservable inputs in calculating fair value.

December 31, 2010 (Level 3)	Balance beginning of year	Issuance during the year	Reclassification of liability warrants to equity	Loss recognized change in fair value	Balance end of year
Warrants	$-	$6,630,487	$(3,030,021)	$2,405,857	$6,006,322